September 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	AA Mission Acquisition Corp. II (the “Company”)
Registration Statement on Form S-1
File No. 333-289768

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 26, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for October 1, 2025, at 4:00 p.m., Eastern time, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

 [Signature Page Follows]

Very truly yours,

AA Mission Acquisition Corp. II

By:	/s/ Qing Sun
Name:	Qing Sun
Tite:	Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP